                                 SCHEDULE 13E-3/A

                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                               (Amendment No. 6)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)

                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)

                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                               ------------------
                               ------------------

     The filers hereby amend and supplement their Schedule 13e-3, filed September 17, 1999 (as amended, the "Schedule 13e-3"), as set forth in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.



Item 4. Terms of the Transaction.



     Item 4(a) of the Schedule 13e-3 is hereby amended as follows:

     The third paragraph under the heading "The Tender Offer -- 10. The Merger Agreement," which appears on page 37 of the Offer to Purchase, is replaced in its entirety with the following:

          Notwithstanding the foregoing, if on any scheduled Expiration Time of the Offer, which shall initially be 20 business days after the commencement date of the Offer, all Offer Conditions have not been satisfied or waived, the Merger Agreement provides that the Purchaser may, without the consent of the Company, and at the request of the Company shall, from time to time, extend the Expiration Time of the Offer, and the Purchaser may, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the SEC staff applicable to the Offer.

          On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of
     (i) the Expiration Time, and (ii) the satisfaction or waiver of the conditions set forth in Section 5 regarding Governmental Approvals. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the reasonable discretion of the Purchaser. See
     Section 5. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 12.


Item 16. Additional Information.

     On October 15, 1999, Herbalife International, Inc. (the "Company") filed a definitive Information Statement on Schedule 14C (the "Information Statement"). The Information Statement pertains to the merger (the "Merger") of the Company and the Purchaser, subject to completion of the Offer and other conditions, including a minimum tender condition and a financing condition. In the Merger, all stockholders of the Company, other than the Continuing Stockholder and stockholders who properly exercise dissenters' rights, will be entitled to receive $17.00 per share of the Company's Class A Common Stock, $.01 per value per share, and Class B Common stock, $.01 per value per share, that they own.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

     The exhibits to the Schedule 13e-3 are amended and restated as follows:


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Letter from Donaldson, Lufkin & Jenrette Securities
                    Corporation to the Board of Directors and the Special
                    Committee of Herbalife International, Inc., dated September
                    13, 1999 (incorporated by reference to Exhibit (b)(1) of the amendment number 2 to Schedule 14D-1).
  (b)(1)            Fairness Opinion of Bear, Stearns & Co. Inc. dated
                    September 13, 1999 (included as Annex B to Exhibit (d)(i)).
  (b)(2)            Presentation materials prepared by Bear, Stearns & Co. Inc.
                    presented to the Special Committee of the Board of
                    Directors of the Company on September 13, 1999 (filed with the Schedule 13e-3 filed on September 17, 1999).
  (c)(1)            Agreement and Plan of Merger, dated as of September 13,
                    1999, by and among the Company, Purchaser, Parent, The Mark
                    Hughes Family Trust and Mark Hughes (included as Annex A to
                    Exhibit (d)(1)).
  (c)(2)            The Equity Commitment letter from Mark Hughes to the
                    Company dated September 10, 1999 (incorporated herein by
                    reference to Exhibit (c)(2) to the Schedule 14D-1).
  (d)(1)            Offer to Purchase, dated September 17, 1999 (incorporated
                    herein by reference to Exhibit (a)(1) to the Schedule
                    14D-1).
  (d)(2)            Letter of Transmittal (incorporated herein by reference to
                    Exhibit (a)(2) to the Schedule 14D-1).
  (d)(3)            Notice of Guaranteed Delivery (incorporated herein by
                    reference to Exhibit (a)(3) to the Schedule 14D-1).
  (d)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (incorporated herein by
                    reference to Exhibit (a)(4) to the Schedule 14D-1).
  (d)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (incorporated
                    herein by reference to Exhibit (a)(5) to the Schedule
                    14D-1).
  (d)(6)            Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (incorporated herein by
                    reference to Exhibit (a)(6) to the Schedule 14D-1).
  (d)(7)            Summary Advertisement, dated September 17, 1999
                    (incorporated herein by reference to Exhibit (a)(7) to the
                    Schedule 14D-1).
  (d)(8)            Press Release, dated September 13, 1999, issued by
                    Purchaser (incorporated herein by reference to Exhibit
                    (a)(8) to the Schedule 14D-1).
  (e)               Description of Dissenter's Rights (included as Annex C to
                    Exhibit (d)(1)).
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
                    September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2)            Complaint in Stuart H. Savett vs. Herbalife International,
                    Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of
                    amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup.
                    Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct.,
                    September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
                    (incorporated by reference to Exhibit (g)(5) of amendment
                    number 2 to Schedule 14D-1).
  (g)(6)            Complaint in Colleen M. Tharp vs. Herbalife International,
                    Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
                    (incorporated by reference to Exhibit (g)(6) of amendment
                    number 2 to Schedule 14D-1).
  (g)(7)            Complaint in Francis Mcfarlain, IRA vs. Herbalife
                    International, Inc., Case No. A408159I (NV Dist. Ct.,
                    September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment number 4 to
                    Schedule 14D-1).
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment number 4 to
                    Schedule 14D-1).
  (g)(11)           Complaint in Michael Vaupel vs. Mark Hughes, et al., Case
                    No. BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment number 6
                    to Schedule 14D-1).
  (h)(1)            Preliminary Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on September 29, 1999 (filed with amendment number 2 to Schedule 13E-3).
  (h)(2)            Definitive Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on October 15, 1999.*

-------------------------

* Filed herewith

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



October 15, 1999                   HERBALIFE INTERNATIONAL, INC.




                                   By: /s/ TIMOTHY GERRITY
                                       -----------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Chief Financial Officer



                                   MARK HUGHES



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name: Mark Hughes




                                   MH MILLENNIUM HOLDINGS LLC



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: Managing Member



                                   MH MILLENNIUM ACQUISITION CORP.



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: President

                                 EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Letter from Donaldson, Lufkin & Jenrette Securities
                    Corporation to the Board of Directors and the Special
                    Committee of Herbalife International, Inc., dated September
                    13, 1999 (incorporated by reference to Exhibit (b)(1) of the amendment number 2 to Schedule 14D-1).
  (b)(1)            Fairness Opinion of Bear, Stearns & Co. Inc. dated
                    September 13, 1999 (included as Annex B to Exhibit (d)(i)).
  (b)(2)            Presentation materials prepared by Bear, Stearns & Co. Inc.
                    presented to the Special Committee of the Board of
                    Directors of the Company on September 13, 1999 (filed with the Schedule 13e-3 filed on September 17, 1999).
  (c)(1)            Agreement and Plan of Merger, dated as of September 13,
                    1999, by and among the Company, Purchaser, Parent, The Mark
                    Hughes Family Trust and Mark Hughes (included as Annex A to
                    Exhibit (d)(1)).
  (c)(2)            The Equity Commitment letter from Mark Hughes to the
                    Company dated September 10, 1999 (incorporated herein by
                    reference to Exhibit (c)(2) to the Schedule 14D-1).
  (d)(1)            Offer to Purchase, dated September 17, 1999 (incorporated
                    herein by reference to Exhibit (a)(1) to the Schedule
                    14D-1).
  (d)(2)            Letter of Transmittal (incorporated herein by reference to
                    Exhibit (a)(2) to the Schedule 14D-1).
  (d)(3)            Notice of Guaranteed Delivery (incorporated herein by
                    reference to Exhibit (a)(3) to the Schedule 14D-1).
  (d)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (incorporated herein by
                    reference to Exhibit (a)(4) to the Schedule 14D-1).
  (d)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (incorporated
                    herein by reference to Exhibit (a)(5) to the Schedule
                    14D-1).
  (d)(6)            Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (incorporated herein by
                    reference to Exhibit (a)(6) to the Schedule 14D-1).
  (d)(7)            Summary Advertisement, dated September 17, 1999
                    (incorporated herein by reference to Exhibit (a)(7) to the
                    Schedule 14D-1).
  (d)(8)            Press Release, dated September 13, 1999, issued by
                    Purchaser (incorporated herein by reference to Exhibit
                    (a)(8) to the Schedule 14D-1).
  (e)               Description of Dissenter's Rights (included as Annex C to
                    Exhibit (d)(1)).
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
                    September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2)            Complaint in Stuart H. Savett vs. Herbalife International,
                    Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of
                    amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup.
                    Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct.,
                    September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
                    (incorporated by reference to Exhibit (g)(5) of amendment
                    number 2 to Schedule 14D-1).
  (g)(6)            Complaint in Colleen M. Tharp vs. Herbalife International,
                    Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
                    (incorporated by reference to Exhibit (g)(6) of amendment
                    number 2 to Schedule 14D-1).
  (g)(7)            Complaint in Francis Mcfarlain, IRA vs. Herbalife
                    International, Inc., Case No. A408159I (NV Dist. Ct.,
                    September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment number 4 to
                    Schedule 14D-1).
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment number 4 to
                    Schedule 14D-1).
  (g)(11)           Complaint in Michael Vaupel vs. Mark Hughes, et al., Case
                    No. BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment number 6
                    to Schedule 14D-1).
  (h)(1)            Preliminary Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on September 29, 1999 (filed with amendment number 2 to Schedule 13E-3).
  (h)(2)            Definitive Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on October 15, 1999.*

-------------------------

* Filed herewith